UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*
Under the Securities Exchange Act of 1934

Navios Maritime Containers L.P.
(Name of Issuer)

Common Units, representing limited partner interests
(Title of Class of Securities)

Y62151 108
(CUSIP Number)

Vasiliki Papaefthymiou
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco
(011) +(377) 9798-2140
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(1-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Navios Maritime Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,592,276

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
11,592,276

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,592,276

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based on 32,445,577 common units issued and outstanding, as disclosed in the Report on Form 6-K filed by the issuer with the U.S. Securities and Exchange Commission on November 16, 2020. All amounts contained in this report do not reflect holdings of approximately 3.9% of the Issuer’s common units held by Navios Maritime Holdings Inc., that owns approximately 18.2% of the equity interests of the Reporting Person.

Explanatory Note

Pursuant to Rule 13(d)-2 promulgated under the Securities Exchange Act of 1934, as amended, this Schedule 13D/A (this “Amendment No. 2”) filed with the Securities and Exchange Commission (the “SEC”) on January [4], 2021, amends the Schedule 13D/A filed on November 17, 2020 (the “Amendment No. 1”), which amended the Statement on Schedule 13D filed on December 11, 2018 (the “Original Schedule 13D”, and together with Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”). This Amendment No. 2 relates to the common units of the Issuer. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Original Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 4 of this Amendment No. 2.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by the addition of the following:
Entry into Merger Agreement
On December 31, 2020, the Reporting Person and its direct wholly-owned subsidiary NMM Merger Sub LLC (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and Navios Maritime Containers GP LLC, the Issuer’s general partner. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer being the surviving entity (the “Merger”). Upon consummation of the Merger, the Issuer will become wholly owned by the Reporting Person. The Merger Agreement was negotiated and unanimously approved by the conflicts committee of the board of directors of the Issuer.
Under the terms of the Merger Agreement, upon consummation of the Merger, each outstanding common unit of the Issuer that is held by a unitholder other than the Reporting Person, the Issuer and their respective subsidiaries (such units, the “Issuer Public Units”) will be converted into the right to receive 0.3900 of a common unit of the Reporting Person.
The Reporting Person expects to file with the SEC a registration statement on Form F-4, which will include a proxy statement/prospectus describing the Merger and the Reporting Person’s common units to be issued in the Merger. After the registration statement is declared effective by the SEC, the proxy statement/prospectus will be mailed to holders of the Issuer Public Units.
The closing of the Merger is conditioned upon, among other things:
●
the approval of the Merger Agreement and the Merger by at least a majority of the Outstanding (as defined in the Issuer’s limited partnership agreement) common units of the Issuer at a special meeting of the Issuer’s unitholders (the “Unitholder Meeting”, and such approval, the “Unitholder Approval”);

●	the registration statement on Form F-4 referred to above having been declared effective by the SEC;

●	the absence of legal injunctions or impediments prohibiting the transactions contemplated by the Merger Agreement; and

●	the approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the common units of the Reporting Person to be issued in the Merger.

Under the terms of the Merger Agreement, the Reporting Person, which beneficially owns approximately 11,592,276 common units of the Issuer, has agreed to vote those common units in favor of the Merger and the Merger Agreement at the Unitholder Meeting. The Reporting Person expects Navios Maritime Holdings Inc. to also vote the 1,263,276 common units of the Issuer held by Navios Maritime Holdings Inc. in favor of the Merger and the Merger Agreement at the Unitholder Meeting.

The Merger Agreement also contains (i) customary representations and warranties of the Reporting Person and the Issuer and (ii) covenants of the Reporting Person and the Issuer with respect to, among other things, certain actions taken (or not to be taken) prior to the closing of the Merger. In addition, the Issuer has agreed to customary restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding acquisition proposals, subject to certain exceptions. The Issuer’s board of directors (acting upon the recommendation of the Issuer’s conflicts committee) may change its recommendation with respect to the Merger in certain circumstances described in the Merger Agreement.

The Merger Agreement contains provisions granting both the Reporting Person and the Issuer the right to terminate the Merger Agreement for certain reasons, including, among others, if (i) the closing has not occurred by August 31, 2021 (the “Outside Date”), (ii) any governmental authority has issued an order, decree or ruling, or taken any other action (including the enactment of any statute, rule regulation, decree or executive order) enjoining or prohibiting the Merger, (iii) the NMCI Unitholder Approval is not obtained or (iv) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured by the Outside Date.

The Issuer will be required to pay the Reporting Person a termination fee in the amount of $3,705,000 in connection with the termination of the Merger Agreement under specified circumstances, including, among others, termination by (i) the Issuer to accept and enter into an agreement with respect to a superior proposal and (ii) the Reporting Person because the Issuer’s conflicts committee has changed its recommendation with respect to the Merger. The Merger Agreement further provides that upon termination of the Merger Agreement in connection with a material breach by the Reporting Person or the Issuer (as applicable), the other party will be entitled to reimbursement of its expenses not to exceed $1,000,000, and if the NMCI Unitholder Meeting is held and the NMCI Unitholder Approval is not obtained, the Reporting Person will be entitled to reimbursement of its expenses not to exceed $1,000,000.
The foregoing description of the Merger Agreement is not intended to be complete and are qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 99.1 and is incorporated herein by reference.
The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about the Reporting Person, the Issuer, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Reporting Person, the Issuer, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Reporting Person and the Issuer. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the registration statement that the Reporting Person will file in connection with the Merger, as well as in the other filings that each of the Reporting Person and the Issuer make with the SEC.
Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by the addition of the following:
(a)	As of the date of this Amendment No. 2, the Reporting Person holds 11,592,276, or approximately 35.7%, of the Issuer’s outstanding common units.
(b)	The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Issuer’s common units owned by the Reporting Person.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 4 of this Amendment No. 2.
Item 7. Material to be Filed as Exhibits.
Exhibit No.	Description
99.1	Agreement and Plan of Merger, dated December 31 2020, by and among Navios Maritime Partners L.P., NMM Merger Sub LLC, Navios Maritime Containers LP and Navios Maritime Containers GP LLC

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, 1 certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME PARTNERS L.P.

Date: January 4, 2021	By:	/s/ Angeliki Frangou
		Name:	Angeliki Frangou
		Title:	Chief Operating Officer